GEROVA FINANCIAL GROUP CLARIFIES
EFFECT OF SHARE CONSOLIDATION ON WARRANTS AND UNITS

HAMILTON, BERMUDA, November 29, 2010 — On November 22, 2010 GEROVA Financial Group, Ltd. (NYSE:  GFC) (“GEROVA”) announced that it consummated a share consolidation on the basis of one ordinary share for every five ordinary shares of the company.  In response to recently raised questions regarding the share consolidation and its possible resultant effect on the Units and Warrants, management has reviewed the terms of the Warrant Agreement dated as of January 16, 2008 and amended on May 25, 2010, and has now determined that  no amendment to such agreement is necessary in order to accommodate the share consolidation.

With respect to the Company’s outstanding units and warrants, the effect of the share consolidation was that:

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previously outstanding warrants to purchase 28,703,964 pre-consolidation ordinary shares at an exercise price of $7.00 per share were converted into 5,740,793 warrants to purchase 5,740,793 post-consolidation ordinary shares at an exercise price of $35.00; and

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outstanding units will not be exchanged or converted and the CUSIP has not changed.  However, each outstanding unit, which formerly consisted of one pre-consolidation ordinary share and two pre-consolidation warrants to purchase ordinary shares at an exercise price of $7.00, now consists of 0.2 post-consolidation ordinary shares and 0.4 post-consolidation warrants to purchase 0.4 post-consolidation ordinary shares at an exercise price of $35.00.

The table below summarizes the changes to the company's ordinary shares and warrants.

Ordinary Shares (NYSE: GFC)
Old CUSIP:	G38490 101	New CUSIP:	G38490 200
Old Share Count:	139,376,650	New Share Count:	27,875,330

Warrants (NYSE: GFC.WS)
Old CUSIP:	G38490 135	New CUSIP:	G38490 176
Old Warrant Count:	28,703,964	New Warrant Count:	5,740,793

Forward Looking Statements

This press release may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 regarding the Company, its acquired assets and the Company's business after completion of the transactions consummated in January 2010. Forward-looking statements are statements that are not historical facts. Such forward-looking statements, which are based upon the current beliefs and expectations of the management of the Company, are subject to risks and uncertainties, which could cause actual results to differ from the forward-looking statements. The following factors, among others, could cause actual results to differ from those set forth in the Forward-Looking Statements: (i) potential material reductions in the value of a substantial portion of the Company's assets acquired in connection with the business combinations consummated in January 2010; (ii) officers and directors allocating their time to other businesses or potentially having conflicts of interest with the Company's businesses; (iii) success in retaining or recruiting, or changes required in, the Company's officers, key employees or directors; (iv) the potential liquidity and trading of the Company's public securities; (v) the Company's revenues and operating performance; (vi) changes in overall economic conditions; (vii) anticipated business development activities of the Company following consummation of the transactions described above; (viii) risks and costs associated with regulation of corporate governance and disclosure standards (including pursuant to Section 404 of the Sarbanes-Oxley Act of 2002); and (ix) other relevant risks detailed in the Company's filings with the SEC. The information set forth herein should be read in light of such risks. Neither the Company nor any target companies or funds we intend to acquire assumes any obligation to update the information contained in this release.

Contact:

Jeff Lloyd
Managing Director, East Coast
Sitrick and Company
212-573-6100
Jeff_Lloyd@sitrick.com